Exhibit 99.1

SPS COMMERCE, INC.

First Amended And Restated

EMPLOYEE STOCK PURCHASE PLAN

ADOPTED: JUNE 7, 2012

1. Purpose of the Plan. The purpose of this SPS Commerce, Inc. Employee Stock Purchase Plan (the “Plan”) is to provide the employees of SPS Commerce, Inc. (the “Company”) and its participating subsidiaries with a convenient means of purchasing shares of the Company’s common stock from time to time at a discount to market prices through the use of payroll deductions. The Company intends that the Plan shall qualify as an “employee stock purchase plan” under Section 423 of the Code.

2. Definitions. The terms defined in this section are used (and capitalized) elsewhere in this Plan.

2.1. “Affiliate” means each domestic or foreign entity that is a “parent corporation” or “subsidiary corporation” of the Company, as defined in Code Sections 424(e) and 424(f) or any successor provisions.

2.2 “Board” means the Board of Directors of the Company.

2.3 “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

2.4 “Committee” means the Compensation Committee of the Board or such other committee of non-employee directors appointed by the Board to administer the Plan as provided in Section 13.

2.5 “Common Stock” means the common stock, par value $0.001 per share, of the Company.

2.6 “Company” means SPS Commerce, Inc., a Delaware corporation, and any successor thereto.

2.7 “Corporate Transaction” means (i) a merger, consolidation or similar transaction in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other such transaction in which the shareholders of the Company immediately prior to such transaction continue to own more than 50% of the combined voting power of the voting stock of the surviving or successor corporation (or its parent corporation) and the rights to purchase Shares granted under this Plan are assumed, converted or replaced by the surviving or successor corporation, which assumption will be binding on all Participants), (ii) a merger or similar transaction in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such transaction (other than any shareholder which combines (or which owns or controls another corporation which combines) with the Company in such a transaction) cease to own more than 50% of the combined voting power of the Company’s voting stock, or (iii) the sale of substantially all of the assets of the Company.

2.8 “Designated Affiliate” means any Affiliate which has been expressly designated by the Board or Committee as a corporation whose Eligible Employees may participate in the Plan.

2.9 “Eligible Compensation” means the gross cash compensation (including wages, salary, commission, bonus, and overtime earnings) paid by the Company or any Affiliate to a Participant in accordance with the Participant’s terms of employment, but shall not include any employer contributions to a 401(k) or other retirement plan, stock option gains or other any amount included in income with respect to equity-based incentive awards, or any similar extraordinary remuneration received by such Participant.

2.10 “Eligible Employee” means any employee of the Company or a Designated Affiliate, except for:

(a) any employee who, immediately after a right to purchase is granted under the Plan, would be deemed, for purposes of Code Section 423(b)(3), to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Affiliate; or

(b) any employee whose customary employment is for not more than five months in any calendar year.

Notwithstanding the foregoing, the Committee may restrict certain employees of the Company or Designated Affiliates from being Eligible Employees; provided, that such restrictions are in accordance with Code Section 423.

2.11 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the regulations promulgated thereunder.

2.12 “Fair Market Value” of a share of Common Stock as of any date means (i) if the Company’s Common Stock is then listed on a national securities exchange, the closing price for a share of such Common Stock on such exchange on said date, or, if no sale has been made on such exchange on said date, on the last preceding day on which any sale shall have been made; or (ii) if the Company’s Common Stock is not then listed on a national securities exchange, such value as the Committee in its discretion may in good faith determine. The determination of Fair Market Value shall be subject to adjustment as provided in Section 14.1.

2.13 “Offering” means the right provided to Participants to purchase Shares under the Plan with respect to a Purchase Period.

2.14 “Participant” means an Eligible Employee who has elected to participate in the Plan in the manner set forth in Section 4 and whose participation has not ended pursuant to Section 8.1 or Section 9.

2.15 “Plan” means this SPS Commerce, Inc. Employee Stock Purchase Plan, as it may be amended from time to time.

2.16 “Purchase Date” means the last Trading Day of a Purchase Period.

2.17 “Purchase Period” means a period of six months beginning either (i) on January 1 of each calendar year and ending on the next June 30, or (ii) on July 1 in each calendar year and ending on the next December 31, or such other period of time (but not to exceed 27 months or such longer period as may be permitted under Code Section 423) commencing on such date as may be designated by the Committee.

2.18 “Recordkeeping Account” means the account maintained in the books and records of the Company recording the amount contributed to the Plan by each Participant through payroll deductions.

2.19 “Shares” means shares of Common Stock.

2.20 “Share Account” means the account maintained in the books and records of the Company’s agent described in Section 10.3 that reflects the number of Shares purchased by a Participant on each Purchase Date and credited to such account.

2.21 “Trading Day” means a day on which the national stock exchanges in the United States are open for trading.

3. Shares Available. Shares may be sold by the Company to Eligible Employees at any time after this Plan has been approved by the shareholders of the Company, but not more than 1,200,000 Shares (subject to adjustment as provided in Section 14.1) may be sold to Eligible Employees pursuant to this Plan. If the purchases by all Participants in an Offering would otherwise cause the aggregate number of Shares to be sold under the Plan to exceed the number specified in this Section 3, each Participant in that Offering shall be allocated a ratable portion of the remaining number of Shares which may be sold under the Plan.

4. Eligibility and Participation. To be eligible to participate in the Plan for a given Purchase Period, an employee must be an Eligible Employee on the first day of such Purchase Period. An Eligible Employee may elect to participate in the Plan by filing an election form with the Company before the first day of a Purchase Period that authorizes regular payroll deductions from Eligible Compensation beginning with the first payday in such Purchase Period and continuing until the Plan is terminated or the Eligible Employee withdraws from the Plan, modifies his or her authorization, or ceases to be an Eligible Employee, as hereinafter provided.

5. Amount of Common Stock Each Eligible Employee May Purchase.

5.1. Purchase Amount and Purchase Limits. Subject to the provisions of this Plan, each Participant shall be offered the right to purchase on the Purchase Date the maximum number of Shares (including fractional Shares if permitted by the Committee) that can be purchased with the entire balance in the Participant’s Recordkeeping Account at the per Share price specified in Section 5.2. Notwithstanding the foregoing, no Participant shall be entitled to:

(a) the right to purchase Shares under this Plan and all other employee stock purchase plans (within the meaning of Code Section 423(b)), if any, of the Company and its Affiliates that accrues at a rate which in the aggregate exceeds $25,000 of Fair Market Value (determined on the first day of a Purchase Period when the right is granted) for each calendar year in which such right is outstanding at any time; or

(b) purchase more than 1,000 Shares (or such other number as the Committee may designate for an Offering prior to its commencement) in any Offering under this Plan, such limit subject to adjustment from time to time as provided in Section 14.1.

5.2. Purchase Price. Unless a greater purchase price is established by the Committee for an Offering prior to the commencement of the applicable Purchase Period, the purchase price of each Share sold pursuant to this Plan will be the lesser of (i) 85% of the Fair Market Value of such Share on the first day of the applicable Purchase Period, or (ii) 85% of the Fair Market Value of such Share on the last day of the Purchase Period.

6. Method of Participation.

6.1. Notices of Eligibility and Offerings. The Company shall give notice to each Eligible Employee of the opportunity to purchase Shares pursuant to this Plan and the terms and conditions of such Offering. The Company contemplates that for tax purposes the first day of a Purchase Period will be the date of the grant of the right to purchase such Shares.

6.2. Enrollment in Plan and Contribution Elections. Each Eligible Employee who desires to participate in the Plan for a Purchase Period shall signify his or her election to do so by signing and filing with the Company an election form approved by the Committee. An Eligible Employee may elect to have any whole percent of Eligible Compensation (that is, 1%, 2%, 3%, etc.) withheld as a payroll deduction, but not exceeding 15% of Eligible Compensation per pay period or Purchase Period, as the case may be. An election to participate in the Plan and to authorize payroll deductions as described herein must be made before the first day of a Purchase Period. The election shall be effective for the first payday in the Purchase Period immediately following the filing of such election form and shall remain in effect until the Plan is terminated or such Participant withdraws from the Plan, modifies his or her authorization, or ceases to be an Eligible Employee, as hereinafter provided. If required under applicable law or if specifically provided with respect to an Offering, in addition to or instead of making contributions by payroll deductions, a Participant may make contributions through payment by cash or check prior to a Purchase Date.

6.3. Offerings. Each Offering shall consist of a single Purchase Period and shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate, consistent with the terms of the Plan. The Committee may provide for separate Offerings for different Designated Affiliates, and the terms and conditions of the separate Offerings, including the applicable Purchase Period, need not be consistent. Any Offering shall comply with the requirement of Code Section 423 that all Participants shall have the same rights and privileges for such Offering. The terms and conditions of any Offering shall be incorporated by reference into the Plan and treated as part of the Plan.

7. Recordkeeping Account.

7.1. Individual Accounts. The Company shall maintain a Recordkeeping Account for each Participant. Payroll deduction contributions pursuant to Section 6 will be credited to such Recordkeeping Accounts on each payday, and any other permitted contributions will be credited to such Recordkeeping Account as received by the Company.

7.2. No Interest on Account Balances. No interest will be credited to a Participant’s Recordkeeping Account (unless required under local law).

7.3. Nature of Recordkeeping Account. The Recordkeeping Account is established solely for accounting purposes, and all amounts credited to the Recordkeeping Account will remain part of the general assets of the Company and need not be segregated from other corporate funds (unless required under local law).

7.4. Separate Cash Contributions. A Participant may not make any separate cash payment into a Recordkeeping Account, except as may be permitted by the Committee in accordance with Section 6.2.

8. Right to Adjust Participation; Withdrawals from Recordkeeping Account.

8.1. Withdrawal from Plan. A Participant may withdraw from the Plan during any Purchase Period. If a Participant withdraws from the Plan, the Participant’s right to purchase Shares in the Offering will immediately terminate, the Company will pay to the Participant in cash the entire balance in such Participant’s Recordkeeping Account as soon as administratively practicable and no further deductions will be made from the Participant’s Eligible Compensation during such Purchase Period. A Participant who withdraws from the Plan will not be eligible to reenter the Plan until the next succeeding Purchase Period, and any such reentry shall be through the enrollment process described in Section 6.2.

8.2. Change in Contribution Level. If and to the extent permitted with respect to an Offering, a Participant may reduce (including to zero percent) or increase the rate of his or her payroll deduction (or other) contributions during a Purchase Period.

8.3. Required Notices. Notification of a Participant’s election (i) to withdraw from the Plan and terminate deductions or (ii) to increase or decrease deductions shall be made by signing and filing with the Company an appropriate form approved by the Committee. The Committee may promulgate rules regarding the time and manner for providing any such written notice, which may include a requirement that the notice be on file with the Company’s designated office for a reasonable period before it will be effective.

9. Termination of Employment. If the employment of a Participant is terminated for any reason, including death, disability, or retirement, the entire balance in the Participant’s Recordkeeping Account will be refunded in cash to the Participant as soon as administratively practicable after the date of termination of employment. For purposes of the Plan, a Participant will not be deemed to have terminated employment while the Participant is on sick leave, military leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the Participant’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety-first day of such leave.

10. Purchase of Shares.

10.1. Purchase with Recordkeeping Account Balance. As of the Purchase Date, the entire balance in each Participant’s Recordkeeping Account will be used to purchase the maximum number of Shares (including fractional Shares if permitted by the Committee) (subject to the limitations of Section 5.1) at the purchase price determined in accordance with Section 5.2, unless the Participant has filed an appropriate form with the Company in advance of that date to withdraw from the Plan in accordance with Section 8.1. Any amount in a Participant’s Recordkeeping Account that is not used to purchase Shares pursuant to this Section 10.1 will be refunded to the Participant.

10.2. Foreign Currency Translation. In circumstances where payroll deductions have been taken from a Participant’s Eligible Compensation in a currency other than United States dollars, Shares shall be purchased by converting the balance in the Participant’s Recordkeeping Account to United States dollars at the exchange rate in effect at the end of the fifth Trading Day preceding the Purchase Date, as published by Bloomberg.com if available or otherwise as determined with respect to a particular jurisdiction by the Committee or its delegate for this purpose, and such dollar amount shall be used to purchase Shares as of the Purchase Date.

10.3. Issuance of Shares. Promptly after the end of each Purchase Period, the number of Shares purchased by all Participants as of the applicable Purchase Date shall be issued and delivered (as provided in Section 20.5) to an agent selected by the Company. The agent will hold such Shares for the benefit of all Participants who have purchased Shares and will maintain a Share Account for each Participant reflecting the number of Shares (including fractional Shares) credited to the account of each Participant. Each Participant will be entitled to direct the voting of, and receive dividends on, all Shares credited to such Participant’s Share Account by the agent. Subject to Section 10.4, each Participant may also direct the agent to sell Shares credited to the Participant’s Share Account and distribute the net proceeds of such sale to the Participant. Unless otherwise provided with respect to an Offering, at any time after a Participant has satisfied the minimum holding period requirements established by Code Section 423(a)(1) with respect to Shares credited to the Participant’s Share Account, the Participant may request that the agent transfer such Shares to the Participant, in which case the agent shall transfer such whole number of Shares to the Participant as provided in Section 20.5 and will pay the Participant a cash amount representing the Fair Market Value of any fractional Share.

10.4. Required Holding Period. Unless otherwise provided with respect to an Offering, Shares purchased by a Participant during a Purchase Period may not be sold by the Participant until one day after the three-month anniversary of the Purchase Date on which the Shares were purchased by the Participant (for example, Shares purchased on a Purchase Date of December 31 may not be sold before the next April 1).

11. Rights as a Shareholder. A Participant shall not be entitled to any of the rights or privileges of a shareholder of the Company with respect to Shares, including the right to vote or direct the voting or to receive any dividends that may be declared by the Company, until (i) the Participant actually has paid the purchase price for such Shares and (ii) such Shares have been issued to the agent as provided in Section 10.

12. Rights Not Transferable. A Participant’s rights under this Plan are exercisable only by the Participant during his or her lifetime, and may not be sold, pledged, assigned, transferred or disposed of in any manner other than by will or the laws of descent and distribution. Any attempt to sell, pledge, assign, transfer or dispose of the same shall be null and void and without effect. The amounts credited to a Recordkeeping Account may not be sold, pledged, assigned, transferred or disposed of in any way, and any attempted sale, pledge, assignment, transfer or other disposition of such amounts will be null and void and without effect.

13. Administration of the Plan.

13.1. Administrative Authority of Committee. This Plan shall be administered by the Committee. Subject to the express provisions of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to:

(a) Determine when each Purchase Period under this Plan shall occur, and the terms and conditions of each related Offering (which need not be identical);

(b) Designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan;

(c) Construe and interpret the Plan and establish, amend and revoke rules, regulations and procedures for the administration of the Plan. The Committee may, in the exercise of this power, correct any defect, omission or inconsistency in the Plan, in such manner and to the extent it may deem necessary, desirable or appropriate to make the Plan fully effective;

(d) Exercise such powers and perform such acts as the Committee may deem necessary, desirable or appropriate to promote the best interests of the Company and its Designated Affiliates and to carry out the intent that the Offerings made under the Plan are treated as qualifying under Code Section 423(b); and

(e) As more fully described in Section 19, to adopt such rules, procedures and sub-plans as may be necessary, desirable or appropriate to permit participation in the Plan by employees who are foreign nationals or employed outside the United States by a non-U.S. Designated Affiliate, and to achieve tax, securities law and other compliance objectives in particular locations outside the United States.

13.2. Finality of Committee Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all persons, including the Company, any Affiliate, any Participant and any Eligible Employee.

13.3. Delegation by Committee. Subject to the terms of the Plan and applicable law, the Committee may delegate ministerial duties associated with the administration of the Plan to such of the Company’s officers, employees or agents as the Committee may determine.

13.4. Liability Limits and Indemnification. No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan. In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Company or a Designated Affiliate, members of the Board and Committee and any officers or employees of the Company or Designated Affiliate to whom authority to act for the Committee is delegated shall be indemnified by the Company from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such person’s duties, responsibilities and obligations under the Plan if such person has acted in good faith and in a manner that he or she reasonably believes to be in, or not opposed to, the best interests of the Company.

14. Adjustment upon Changes in Capitalization and Corporate Transactions.

14.1. Changes in Capitalization. In the event of any change in the Common Stock of the Company by reason of a stock dividend, stock split, reverse stock split, corporate separation, recapitalization, merger, consolidation, combination, exchange of shares and the like, the Committee shall make such equitable adjustments as it deems appropriate in the aggregate number and class of shares available under this Plan and the number, class and purchase price of shares available but not yet purchased under this Plan.

14.2. Corporate Transactions. In the event of a Corporate Transaction, the Board may determine and provide that: (i) each right to acquire Shares on any Purchase Date that is scheduled to occur after the date of the consummation of the Corporate Transaction shall be continued or assumed or an equivalent right shall be substituted by the surviving or successor corporation or a parent or subsidiary of such corporation; (ii) the Plan shall be terminated; or (iii) the Purchase Period then in progress shall be shortened by setting a new Purchase Date. If a new Purchase Date is set, it shall be a specified date before the date of the consummation of the Corporate Transaction. Each Participant shall be notified in writing, prior to any new Purchase Date, that the Purchase Date for the existing Offering has been changed to the new Purchase Date and that the Participant’s right to acquire Shares will be exercised automatically on the new Purchase Date unless prior to such date the Participant’s employment has been terminated or the Participant has withdrawn from the Plan.

15. Joint Accounts. A Participant’s Share Account established with the agent described in Section 10 may be established in the name of the Participant, or jointly in the name of the Participant and another person, as the Participant may direct on an appropriate form filed with the Company or the agent.

16. Amendment or Suspension of Plan. The Board may at any time suspend this Plan or amend it in any respect, but no such amendment may, without shareholder approval, increase the number of shares reserved under this Plan, or effect any other change in the Plan that would require shareholder approval under applicable law or to maintain compliance with Code Section 423. No such amendment or suspension shall adversely affect the rights of Participants pursuant to Shares previously acquired under the Plan. During any suspension of the Plan, no new Offering or Purchase Period shall begin and no Eligible Employee shall be offered any new right to purchase Shares under the Plan or any opportunity to elect to participate in the Plan, and any existing payroll deduction authorizations shall be suspended, but any such right to purchase Shares previously granted for a Purchase Period that began prior to the Plan suspension shall remain subject to the other provisions of this Plan and the discretion of the Board and the Committee with respect thereto.

17. Effective Date and Term of Plan. This Plan shall be effective on February 28, 2012. No rights to purchase Shares granted under this Plan will be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval must occur within 12 months after the date the Plan is adopted by the Board. The Plan and all rights of Participants hereunder shall terminate (i) at any time, at the discretion of the Board of Directors, or (ii) upon the completion of any Offering under which the limitation on the total number of shares to be issued set forth in Section 3 has been reached. Except as otherwise determined by the Board, upon termination of this Plan, the Company shall pay to each Participant cash in an amount equal to the entire remaining balance in such Participant’s Recordkeeping Account.

18. Governmental Regulations and Listing. All rights granted or to be granted to Eligible Employees under this Plan are expressly subject to all applicable laws and regulations and to the approval of all governmental authorities required in connection with the authorization, issuance, sale or transfer of the Shares reserved for this Plan, including, without limitation, there being a current registration statement of the Company under the Securities Act of 1933, as amended, covering the Shares purchasable on the Purchase Date applicable to such Shares, and if such a registration statement shall not then be effective, the term of such Purchase Period shall be extended until the first business day after the effective date of such a registration statement, or post-effective amendment thereto. If applicable, all such rights hereunder are also similarly subject to effectiveness of an appropriate listing application to a national securities exchange covering the Shares issuable under the Plan upon official notice of issuance.

19. Rules for Foreign Jurisdictions. The Committee may adopt rules, procedures or subplans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, payment of interest, conversion of local currency, payroll tax, the definition of Eligible Compensation, withholding procedures and the transfer of Shares that vary with local requirements.

20. Miscellaneous.

20.1. Employment Status. This Plan shall not be deemed to constitute a contract of employment between the Company and any Participant, nor shall it interfere with the right of the Company to terminate the employment of any Participant and treat him or her without regard to the effect that such treatment might have upon him or her under this Plan.

20.2. Number and Gender. Wherever appropriate as used herein, the masculine gender may be read as the feminine gender, the feminine gender may be read as the masculine gender, the singular may be read as the plural and the plural may be read as the singular.

20.3. Governing Law. This Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Minnesota, without regard to its conflicts of laws principles.

20.4. Electronic Communications. Any reference in the Plan to election or enrollment forms, notices, authorizations or any other document to be provided in writing shall include any such form, notice, authorization or document delivered electronically, including through the Company’s intranet, in accordance with procedures established by the Committee.

20.5. Issuance and Transfer of Shares. Any reference in this Plan to the issuance or transfer of Shares shall be deemed to include the issuance or transfer of such Shares in certificated, book-entry or electronic form. Uncertificated Shares shall be deemed delivered for purposes of this Plan when the Company or its agent shall have provided to the recipient of the Shares a notice of issuance or transfer by electronic mail (with proof of receipt) or by United States mail, and have recorded the issuance or transfer in its records.